SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2010

OPTIBASE LTD.
 (Translation of registrant's name into English)

2 Gav Yam Center, 7  Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the proxy statement to be sent to the shareholders of Optibase Ltd. on or about April 8, 2010 and the related proxy card.

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (Form S-8 File No. 333-10840; Form S-8 File No. 333-12814; Form S-8 File No. 333-13186; Form S-8 File No. 333-91650; Form S-8 File No. 333-122128; S-8 File No. 333-137644; Form S-8 File No. 333-139688; Form S-8 File No. 333-148774).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant)

By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Financial Officer

Date: March 29, 2010

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OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

Dear Shareholder,

You are cordially invited to attend the Special General Meeting of Shareholders of Optibase Ltd. (the “Company”) to be held at 10 a.m., Israel time, on Thursday May 6, 2010, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' proposals 1 through 3, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than 2 business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Shlomo (Tom) Wyler, Chief Executive Officer and President

Herzliya, Israel
March 29, 2010

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Special General Meeting of Shareholders (the “Meeting”) of Optibase Ltd. (the “Company”) will be held at 10 a.m. Israel time, on Thursday, May 6, 2010, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel for the following purposes:

1.           To approve the asset purchase agreement entered into on March 16, 2010 by and between the Company, Optibase Inc. and Optibase Technologies ltd., a subsidiary of S.A. VITEC (also known as Vitec Multimedia), for the sale of the Company's video technologies business;

2.           To approve the compensation terms of Mr. Danny Lustiger, a director of the Company; and

3.           To approve a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company, under the 1999 Israeli Share Option Plan.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on April 7, 2010 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company's Register of Shareholders.  The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Shlomo (Tom) Wyler, Chief Executive Officer and President

Herzliya, Israel
March 29, 2010

OPTIBASE LTD.
7 Shenkar St., 2 Gav Yam Center
Herzliya, Israel
972-9-970-9200

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.13 nominal value (the “Shares”), of Optibase Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Special General Meeting of Shareholders (the “Meeting”) to be held at 10 a.m., Israel time, on Thursday, May 6, 2010, at the Company’s offices at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Meeting (the “Notice”).

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.           To approve the asset purchase agreement entered into on March 16, 2010 by and between the Company, Optibase Inc. and Optibase Technologies ltd., a subsidiary of S.A. VITEC (also known as Vitec Multimedia), for the sale of the Company's video technologies business;

2.           To approve the compensation terms of Mr. Danny Lustiger, a director of the Company; and

3.           To approve a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Shlomo (Tom) Wyler, the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company, under the 1999 Israeli Share Option Plan.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The approval of each of Proposals No. 1 through 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of Proposal No. 3 requires the affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders having no personal interest in the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder has a personal interest in the approval of Proposal No. 3. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder has a personal interest in the approval of such proposal. Shareholders who do not indicate whether or not they have a personal interest in the approval of such proposal will not be eligible to vote their Shares as to such proposal.

Under the Companies Law, a personal interest means a personal interest of a person in an act or transaction of a company, including:

(i)           a personal interest of that person's relative (i.e. spouse, brother or sister, parent, grandparent, child, child of such person’s spouse or the spouse of any of the above); or

(ii)           a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company's Shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Israeli Companies Law of 1999 (the “Companies Law”).

VOTING AND REVOCATION OF PROXIES; SHARES HELD IN “STREET NAME”;
EXPRESSING POSITIONS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed.  Shares represented by executed and unrevoked proxies will be voted at the Meeting.  To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above (except for Proposal No. 3).  If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.  Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Note for Shareholders in “Street Name”

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Position Statements

Shareholders are permitted to express their position on the proposals on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Financial Officer no later than April 17, 2010.  Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting.  Proxies will be mailed to shareholders on or about April 8, 2010 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company.  The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 16,540,708 Shares outstanding as of March 28, 2010 (such number excludes (i) 363,573 Shares held by or for the benefit of the Company which have no voting or equity rights and (ii) 10,000 Shares issued to a trustee under the Company's 2006 Israeli Incentive Compensation Plan which have no voting rights as of March 28, 2010 or within 60 days thereafter).  Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

Proposal No. 1

APPROVAL OF THE ASSET PURCHASE AGREEMENT ENTERED INTO ON
MARCH 16, 2010 BY AND BETWEEN THE COMPANY, OPTIBASE INC,  AND OPTIBASE
TECHNOLOGIES LTD., A SUBSIDIARY OF S.A. VITEC (ALSO KNOWN AS VITEC
MULTIMEDIA), FOR THE SALE OF THE COMPANY'S VIDEO TECHNOLOGIES BUSINESS

On March 16, 2010 we and our subsidiary, Optibase Inc., entered into an asset purchase agreement with Optibase Technologies Ltd., a wholly owned subsidiary of S.A. Vitec (also known as Vitec Multimedia) (S.A. Vitec and Optibase Technologies Ltd., collectively "Vitec"), according to which Optibase Technologies Ltd. will purchase all of the assets and liabilities related to our video business (the "APA" and the "Transaction"). The following is a short summary of the principal provisions of the APA:

Acquired Assets and Liabilities

Pursuant to the APA, Vitec will acquire all rights, title and interest in and to all of our assets and assume certain liabilities, related to our video business only (the "Acquired Assets"). Our video business includes the design, development, manufacture, production, supply, sale, marketing and distribution of video devices and related services (the "Video Business").

The Acquired Assets include all inventories, tangible assets, intellectual property rights and right under certain assumed agreements, all in relation to the Video Business only. In addition, Vitec will also acquire all rights to the name "Optibase" and derivatives thereof provided, however, we will be entitled to use the Optibase name in connection with our business so long as such use is not related to the field of video solutions.

The following will not be purchased by Vitec pursuant to the APA: the legal entities of Optibase Ltd. and Optibase Inc.; any securities of Optibase Inc. and any of our other subsidiaries or affiliates; our rights to any grants from the Israeli Office of the Chief Scientist or from other EU/EC sponsored programs or other grants, received or receivable as to the period ending upon closing of the Transaction; cash, cash equivalents and other investments; leases on our offices, and other properties; rights and claims under current insurance policies and all other assets not related to the and our Video Business ("Excluded Assets"). In addition, the Excluded Assets include, inter alia, our real estate assets as well as other investments, held directly or indirectly by us.

Consideration

As consideration for the Acquired Assets and the assumption of our liabilities, Vitec will pay us a sum of $8 million (plus adjustments relating to receivables and payables as of the closing of the Transaction), out of which a sum of $7 million (plus adjustments relating to receivables and payables as of the closing of the Transaction) will be paid in cash upon closing and $1 million will be deposited in an escrow for a period of 2 years as a security for damages arising or resulting from, inter alia,  breach or material inaccuracy relating to our representations and warranties and covenants and liabilities that Vitec may incur which are part of the Excluded Liabilities.

In addition, under to the APA, the consideration will be further adjusted according to an earn-out mechanism pursuant to which 45% of Vitec's revenues deriving from the Video Business and exceeding $14 million in the year following the closing of the Transaction, will be paid to us.

Signing Deposit

Upon signing of the APA, Vitec deposited US $500,000 in escrow to be paid to us if closing does not take place within a specific period of time from signing, subject to certain limited circumstances, principally relating to the non-fulfillment of certain closing conditions by Optibase, including, inter alia, the receipt of necessary governmental and third party approvals and the transfer of a certain number of employees to Vitec, in which case, such funds will be returned to Vitec.

Representations and Warranties

The APA includes certain representations and warranties which are customary for transactions of this type. Such representations and warranties include, among others, representations and warranties by the Company that relate to the Acquired Assets and Liabilities, to our financial results, intellectual property, employment matters, legal proceedings etc. and representations and warranties of Vitec relating to, among others, its ability to continue and operate the Video Business and the financial condition of Vitec. Such representations and Warranties will survive closing for a period of twenty four months, except for certain exceptions relating to, inter alia, provisions providing for non-competition and confidentiality undertakings and fraud or willful misconduct.

Closing Conditions

Consummation of the Transaction is subject to the fulfillment of certain conditions precedent standard for transactions of this nature, including, inter alia, receipt of all necessary approvals and permits, the approval of our shareholders and the transfer of a certain number of employees to Vitec.

With respect to the consortium agreements to which we are a party, if necessary approvals for the assumption of such agreements are not obtained until closing, we may choose to either terminate the APA or pay to Vitec a certain amount unsubstantial to the Company for each consortium agreement which can not assigned to Vitec.

Additional Undertakings

Both parties have undertaken several covenants for the period beginning on the signing of the APA and for the period beginning on date of the closing of the Transaction. In this respect, during the period beginning on the signing of the APA and ending on closing of the Transaction, we have undertaken, inter alia, to continue and operate the business in the ordinary course of business and not to make any action relating to the acquisition, sale, or transfer of any of the Acquired Assets or change of control over Seller other than in the ordinary course of business and Vitec has undertaken, among others, to offer employment to a certain number of our employees on terms no less favorable then their current terms of employment or service with the Seller. In addition, for the period following the closing of the Transaction, we have undertaken to comply with non-competition and confidentiality provisions and Vitec has undertaken to provide us with access to information and records, and to endeavor to continue operating the video business for a period of at least twelve months from the closing of the Transaction.

Indemnification

The APA includes mutual indemnification for a period of two years for damages arising or resulting from, inter alia, breach or material inaccuracy relating to the representations, warranties and covenants and the liabilities that Vitec may incur which are part of the Excluded Liabilities arising or resulting therefrom such as the breach or material inaccuracy of any representation or warranty. In addition, indemnification provisions will apply for longer periods in the case of damages resulting from fraud or willful misconduct, a period of three years from closing for non-competition provisions and an indefinite confidentiality undertaking). The mutual indemnification will be limited to a maximum amount of $6 million.

From and after the closing, the rights of the parties to indemnification shall be the exclusive remedy of the Parties with respect to claims resulting from this Agreement.

The amount of $1 million which will be deposited in the indemnity escrow account as aforementioned, will be used for such indemnification, and any outstanding sums will be paid by the indemnifying party.

Termination

Both parties shall have the right to terminate the APA, if the other side has breached any material representation, warranty, or covenant contained in the APA, or if closing did not take place within 120 days from the signing of the APA. Vitec may also terminate the APA if any material portion of the Acquired Assets is no longer in our possession immediately prior to closing or is damaged and we have not cured such situation within a period of 30 days. In addition, as aforesaid, we may terminate the agreement if the necessary approvals for the assumption of the consortium agreements are not obtained until closing.

Guaranty of S.A. Vitec

S.A. Vitec has undertaken to fully guarantee all undertakings, representations, warranties and obligations of Optibase Technologies Ltd. under the APA.

Following the approval by the Board of Directors, it is proposed, to approve the asset purchase agreement entered into on March 16, 2010 by and between the Company, Optibase Inc. and Optibase Technologies Ltd., a subsidiary of S.A. Vitec (also known as Vitec Multimedia).  Such approval is seeked solely for caution purposes and without any obligation by the Company to do so. It is clarified that the Company is authorized to make any additional changes to the Company's operations, as may be decided upon by the Company's Board of Directors from time to time, including, among others, the sale of all or part of the Company's operations, the entering into new business fields and the making of any other changes to the Company's operations, all without the need to receive shareholders approval.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the asset purchase agreement entered into on March 16, 2010 by and between the Company, Optibase Inc. and Optibase Technologies Ltd., a subsidiary of S.A Vitec (also known as Vitec Multimedia) following its approval by the Board of Directors, and as presented to the shareholders, be, and same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF THE COMPENSATION TERMS OF MR. DANNY LUSTIGER, A
DIRECTOR OF THE COMPANY

Mr. Danny Lustiger was appointed as a director of the Company on October 28, 2009 by our Board of Directors. Mr. Lustiger has previously served in various managerial positions at the Company, including as its chief financial officer during between May 2004 and May 2007. Mr. Lustiger has also recently served as the chief financial officer of Shikun Ubinui Ltd., one of the largest real estate companies in Israel.

Following the approval by the Company's audit committee (the "Audit Committee") and Board of Directors, it is proposed to approve compensation to be paid to Mr. Lustiger, which is composed of three elements: cash compensation, grant of options and grant of restricted shares (collectively, the "Compensation"), as shall be detailed herein.

In addition, Mr. Lustiger will be entitled to an indemnification letter from the Company, identical to the indemnification letter granted by the Company to all other directors and officers of the Company. For additional information regarding the Company's indemnification letter, see the Company's Proxy Statement dated October 5, 2005. It is noted that the Company's shareholders have previously resolved to issue indemnification letters to the current and future directors and officers of the Company and the issue of such indemnification letter to Mr. Lustiger is brought for shareholders' approval as part of Mr. Lustiger's overall compensation and for caution purposes only. Mr. Lustiger's liability will also be covered under the Company's directors' and officers' liability insurance policy.

Cash Compensation

It is proposed to grant to Mr. Lustiger an annual amount of US $18,000, plus reimbursement of expenses, with a retroactive effect as of the date Mr. Lustiger was appointed as a director of the Company (i.e. October 28, 2009). The cash compensation proposed to be granted to Mr. Lustiger is identical to the cash compensation paid to all the members of the Board of Directors.  It is noted that the Company's shareholders have previously resolved to grant such cash compensation to all members of the Board of Directors and the cash compensation proposed to be granted to Mr. Lustiger is brought for shareholders' approval as part of Mr. Lustiger's overall compensation and for caution purposes only.

Grant of Options

It is proposed to grant Mr. Lustiger 50,000 options exercisable into 50,000 ordinary shares NIS 0.13 nominal value each of the Company (the "Options") under the 1999 Israeli Share Option Plan (the "1999 Plan"). The following are the main terms of the 1999 Plan and the option agreement to be signed with Mr. Lustiger.

Terms of the Options

As of March 28, 2010, the Options to be granted to Mr. Lustiger constitute (assuming their full exercise) approximately 0.30% of the Company’s issued1 share capital and 0.28% of the Company’s issued share capital, on a fully diluted basis2.

The Options shall be granted to Mr. Lustiger without consideration.

The Options shall vest during a four-year period as of their date of grant (25% each year) (the "Vesting Periods").

The Options may not be exercised following their 10th anniversary.

Consideration

The exercise price of each Option is US $2(the "Exercise Price").

The Exercise Price is higher by 42.86% than the closing price of the Company's Shares on Nasdaq Global Market on March 26, 2010 (the last trading day of the Company's Shares prior to the resolution of the Board of Directors on the grant of the Options to Mr. Lustiger) and by 54.8% than the average closing price of the Company’s Shares on Nasdaq Global Market during the 30 trading days prior to the date of the Board of Directors' resolution on the grant of the Options.

Adjustments

The number of Shares to be issued upon the exercise of the Options is subject to customary adjustments in the event of changes in capitalization, dissolution or liquidation, merger or asset sale.

Termination of relationship between the Company and Mr. Lustiger

Termination of Relationship as a Service Provider.  If Mr. Lustiger ceases to be a Service Provider3, and other than upon Mr. Lustiger’s death or Disability4, Mr. Lustiger may exercise his Options within ninety (90) days following Mr. Lustiger’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, Mr. Lustiger is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Lustiger does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

1	Excluding 373,573 Shares held by the Company.
2
Taking into consideration the exercise of 1,050,925 options and warrants exercisable into 1,050,925 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

3	For the purpose of the 1999 Plan, "Service Provider" means an Employee, Director or Consultant.
4	For the purpose of the 1999 Plan, “Disability” means disability resulting in the inability to perform services for the Company for six months or more.

Disability of Optionee.  If Mr. Lustiger ceases to be a Service Provider as a result of Mr. Lustiger’s Disability5, Mr. Lustiger may exercise his Options within twelve (12) months following Mr. Lustiger’s termination to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of such Options as set forth above). If, on the date of termination, Mr. Lustiger is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Lustiger does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Death of Optionee.  If Mr. Lustiger dies (God forbids) while a Service Provider, the Options may be exercised within twelve (12) months following the Optionee’s death to the extent that the Options are vested on the date of termination (but in no event later than the expiration of the term of the Options as set forth above). If, on the date of termination, Mr. Lustiger is not vested as to his entire Options, the Shares covered by the unvested portion of the Options shall revert to the 1999 Plan.  If, after termination, Mr. Lustiger does not exercise his Options within the time specified above, the Options shall terminate, and the Shares covered by such Options shall revert to the 1999 Plan.

Non-Transferability of Options

The Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of Mr. Lustiger, only by Mr. Lustiger.

Date of Grant

The grant of the Options will be made on the first trading day following the receipt of all required approvals for such grant, see below (the "Date of Grant").

Taxation

For the purpose of the grant of the Options, the Company elected to follow the capital gains tax track under Section 102 of the Israeli Tax Ordinance [New Version] of 1961.  Under the capital gains tax track, the Options (and the shares issued upon their exercise) must be held by a trustee for a period of 24 months commencing on their Date of Grant and generally, the Company may not recognize expenses pertaining to the Options for tax purposes.

All tax consequences under any applicable law (other than any applicable stamp duty) which may arise from the grant of the Options and/or the exercise thereof and/or the holding or sale of Shares (or other securities issued under the 1999 Plan) and/or any dividend or other benefits granted for such Shares by or on behalf of Mr. Lustiger in connection with any of the foregoing shall be borne solely by Mr. Lustiger.

5	See Supra note 4

Board of Directors’ Discretion

Under the 1999 Plan, the Board of Directors has discretion regarding certain items under the Plan, inter alia, its administration and construction and interpretation of the terms of the 1999 Plan.

Grant of Restricted Shares

It is proposed to grant Mr. Lustiger 4,000 restricted shares (the "Restricted Shares"). The Restricted Shares will be granted pursuant to the Company's 2006 Israeli Incentive Compensation Plan (the "2006 Plan"). The Restricted Shares will be granted to a trustee for the benefit of the Recipient, in accordance with the capital gains tax track.

Assuming the vesting of all Restricted Shares, the Restricted Shares shall constitute, as of March 28, 2010, approximately 0.024% of the Company's issued share capital and approximately 0.023%  of the Company's issued share capital, on a fully diluted basis6.

The following is a short summary of the principal terms of the grant of Restricted Shares to the Recipients:

Administration of the 2006 Plan

Subject to applicable law, the Articles of Association of the Company, and any resolution to the contrary by the Board of Directors, the Board of Directors (the "Administrator") is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically granted to it under the 2006 Plan or necessary or advisable in the administration of the 2006 Plan.  The Administrator may, at any time, and when applicable, after consultation with the trustee, amend, alter, suspend or terminate the 2006 Plan.

Dates of Grant

The Restricted Shares will be granted to the trustee on behalf of Mr. Lustiger on the first trading day following the satisfaction of the required approvals for the grant, as discussed below (the "Date of Grant"), provided that Mr. Lustiger will serve as a director on the Date of Grant.

Purchase Price

The Restricted Shares shall be granted to Mr. Lustiger for no consideration. Upon such grant the Company will capitalize such amount that equals to the par value of the Restricted Shares granted, out of its profits, out of premium paid for Shares, or out of any other item included in its share capital, as required by the Companies Law.

6	Assuming the exercise of 1,050,925 options into Shares, which constitute as of March 28, 2010, the entire securities that are exercisable or convertible into Shares.

Vesting Periods

The Restricted Shares shall vest after a two-year period (50% each year) from their Date of Grant (the "Vesting Periods"), subject to the continued employment or service of Mr. Lustiger in the Company; see the "Termination of Employment or Service" section below.

Rights of the Restricted Shares

The Restricted Shares shall have all rights and privileges of a shareholder as to the Restricted Shares, and receive dividends or other distributions with respect to the Restricted Shares, except that Mr. Lustiger shall not have any voting rights with respect to the Restricted Shares so long as the Restricted Shares have not vested.

All Shares distributed as a dividend or distribution, if any, with respect to Restricted Shares prior to the applicable Vesting Period shall be subject to the same restrictions as the Restricted Shares in respect of which the dividend or distribution was made.

Restrictions on the Restricted Shares

The Restricted Shares may not be sold, pledged, assigned, transferred, or otherwise encumbered or disposed of for any reason until the latter of (i) the applicable Vesting Period; and (ii) the applicable Holding Period (as such term is defined in the "Taxation" section below).

No vesting under the 2006 Plan shall entitle Mr. Lustiger to take possession of any Shares or become the registered holder thereof until the lapse of the Holding Period (as such term is defined in section "Taxation" below).

In addition, if a registration statement for the Restricted Shares has not been filed with the U.S. Securities and Exchange Commission, Mr. Lustiger may not sell, transfer or otherwise dispose of the Restricted Shares, unless the Restricted Shares are registered under the Securities Act of 1933, as amended (the "Securities Act") or are sold, transferred or otherwise disposed of pursuant to an available exemption from registration under the Securities Act.

Termination of Employment or Service

        General

If Mr. Lustiger ceases to be a director of the Company or ceased to be employed by the Company for any reason, other than by reason of death, Retirement7, Disability8 or Cause9, then any rights upon vested Restricted Share shall be delivered to Mr. Lustiger but only to the extent that they were vested within the date his employment or service terminates. All other Restricted Shares for the benefit of Mr. Lustiger shall expire upon the date of termination of his employment or service.

7
For the purpose of the 2006 Plan, "Retirement" means the termination of a Recipient's employment as a result of his/her reaching the earlier of (i) the age of retirement prescribed by Law; or (ii) the age of retirement specified in the Recipient’s employment agreement; or (iii) the Company’s written consent for retirement".

8	For the purpose of the 2006 Plan, "Disability" means disability resulting in the inability to perform services for the Company for six months or more.
9
For the purpose of the 2006 Plan, "Cause" when used in connection with the termination of a Recipient's employment with, or services to the Company or an Affiliate, and forming the basis of such termination: (a) the definition ascribed to Cause in the individual employment agreement or services agreement between the Company and/or its Affiliate and the Recipient, (b) if no such definition exists, then any one of the following: (i) termination of engagement by the Company or an Affiliate, which under Israeli law denies the Recipient’s entitlement to severance pay; (ii) dishonesty towards the Company or an Affiliate, (iii) insubordination with respect to reasonable directives of the Recipient’s direct supervisor or to directives of the Board, (iv) substantial malfeasance or nonfeasance of duty, (v) embezzlement of the Company’s or an Affiliate’s funds, (vi) unauthorized disclosure of confidential information, (vii) conduct substantially prejudicial to the business of the Company or Affiliate, (viii) any substantial breach by the Recipient of his/ her employment or service agreement or any other obligations towards Company or an Affiliate.

        Termination of employment or service for Cause

In the event of termination of employment or service of Mr. Lustiger for Cause, then any unvested Restricted Shares shall terminate and expire on the day Mr. Lustiger is notified of his dismissal. The determination by the Administrator as to the occurrence of Cause shall be final and conclusive.

        Termination of employment or service by Reason of Death

If termination of employment or service is by reason of death of Mr. Lustiger, then any rights upon vested Restricted Shares shall be delivered to Mr. Lustiger’s estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after employment or service were terminated.

        Termination of employment or service by Reason of Retirement or Disability

If termination of employment or service is by reason of Retirement or Disability of Mr. Lustiger, Mr. Lustiger shall be entitled to any rights upon vested Restricted Shares to be delivered to Mr. Lustiger 's estate, personal representative or beneficiaries, but only to the extent they have vested within the 30th day after employment or service were terminated.

        Transfer of Employment or Service

Subject to the receipt of appropriate approvals from the Israeli Tax Authorities, Mr. Lustiger's rights to Restricted Shares shall not be terminated, forfeited or shall not expire solely as a result of the fact that Mr. Lustiger's employment or service changes from the Company to an Affiliate10 or vice versa.

Taxation

For the purpose of the grant of the Restricted Shares, the Company elected to follow the capital gains tax track under Section 102 of the Israeli Tax Ordinance [New Version] of 1961.  Under the capital gains tax track, the Restricted Shares must be held by a trustee for a period of 24 months commencing on their Date of Grant (the "Holding Period") and generally, the Company may not recognize expenses pertaining to the Restricted Shares for tax purposes.

All tax consequences under any applicable law (other than stamp duty) which may arise from the grant of the Restricted Shares or from the exercise or vesting thereof by or on behalf of Mr. Lustiger shall be borne solely by Mr. Lustiger. Mr. Lustiger shall indemnify the Company and/or Affiliate, as the case may be, and hold them harmless, against and from any liability for any such tax or any penalty, interest or indexing.

10
For the purpose of the Plan, "Affiliate" means "a present or future entity that either (i) controls the Company or is controlled by the Company; or (ii) is controlled by the same person or entity that controls the Company".

Required Approvals for the Grant

The grant of the Restricted Shares is subject to the receipt of the requisite shareholder approval for the grant of the Restricted Shares under this Proposal No. 2.

Applicable Law and Jurisdiction

The 2006 Plan and documents related thereto is governed by, construed and administered in accordance with the Israeli law. The district courts of Tel Aviv-Jaffa shall be the appropriate and exclusive venue for any disputes arising under and in connection with this Plan and documents related thereto.

Fair Value of the Options and the Restricted Shares

The Company estimates the fair value of Options and Restricted Shares proposed to be granted using the Black-Scholes-Merton option pricing model. The model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of the Options and Restricted Shares proposed to be granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. Upon the adoption of SFAS 123(R), the Company elected to use the simplified method to estimate the expected option term. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The fair value was estimated at the date of Board of Directors' approval using the following weighted average assumptions: Volatility 77%, Risk-free interest rate 1%-4.6%, Dividend yield 0% and Expected life of 4.6 years.

Accordingly, the fair value of the Options is estimated at approximately $37,000 and the fair value of the Restricted Shares is estimated at approximately $4,600.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the proposed Compensation and indemnification letter, as discussed above, that the grant of such compensation to Mr. Lustiger is intended to compensate Mr. Lustiger for the time and efforts invested by him as a director of the Company in particular due to his experience in the real estate sector. Mr. Lustiger's compensation is similar to the compensation paid to all other directors of the Company (excluding Mr. Shlomo (Tom) Wyler, the Company's Chief Executive Officer and President who is also considered the controlling shareholder of the Company).  In addition, the indemnification letter proposed to be granted to Mr. Lustiger and the coverage terms of Mr. Lustiger's under the Company's existing directors' and officers' liability insurance policy are identical to the indemnification letter and the insurance terms provided to all other directors and officers of the Company, which terms are customary in companies of the size and type of the Company.  In light of all of the above, the Audit Committee and Board of Directors concluded that the compensation terms of Mr. Lustiger, as discussed above, are to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the compensation terms of Mr. Lustiger, including the grant of an indemnification letter by the Company to Mr. Lustiger and the coverage of Mr. Lustiger's liability under the Company's existing directors' and officers' liability insurance policy, which terms have been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF A GRANT OF 200,000 OPTIONS EXERCISABLE INTO 200,000
ORDINARY SHARES NIS 0.13 NOMINAL VALUE EACH OF THE COMPANY TO
MR. SHLOMO (TOM) WYLER, THE COMPANY'S CHIEF EXECUTIVE OFFICER AND
PRESIDENT, WHO IS ALSO CONSIDERED THE CONTROLLING SHAREHOLDER OF THE
COMPANY, UNDER THE 1999 ISRAELI SHARE OPTION PLAN.

Following the approval by the Audit Committee and the Board of Directors, it is proposed to approve a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company (the "Options") to Mr. Shlomo (Tom) Wyler, the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company under the Company's 1999 Israeli Share Option Plan (the "1999 Plan").

As of March 28, 2010, the Options to be granted to Mr. Wyler constitute (assuming their full exercise) approximately 1.19% of the Company’s issued11 share capital and 1.12% of the Company’s issued share capital, on a fully diluted basis12.

The terms of the grant of the Options to Mr. Wyler are identical to the terms of grant of the options to Mr. Lustiger, as discussed in Proposal No. 2 above, except that Mr. Wyler, as the controlling shareholder of the Company, is subject to a different tax treatment, which may also result in the Company not being able to recognize expenses pertaining to the Options for tax purposes.

Fair Value of the Options

The Company estimates the fair value of Options proposed to be granted using the Black-Scholes-Merton option pricing model. The model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected term. Expected volatility is calculated based upon actual historical stock price movements. The expected term of the Options represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with SAB No. 110. Upon the adoption of SFAS 123(R), the Company elected to use the simplified method to estimate the expected option term. The Company continues to use the simplified method as it has determined that sufficient data is not available to develop an estimate of the expected option term based upon historical participant behavior. The risk free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The fair value was estimated at the date of Board of Directors' approval using the following weighted average assumptions: Volatility 77%, Risk-free interest rate 1%-4.6%, Dividend yield 0% and Expected life of 4.6 years.

11	Excluding 373,573 Shares held by the Company.
12
Taking into consideration the exercise of 1,050,925  options and warrants exercisable into 1,050,925 Shares of the Company, which to the date of this Proxy Statement constitute the entire securities of the Company which may be converted or exercised into Shares.

Accordingly, the fair value of the Options is estimated at approximately $174,000.

The Reasoning for the Audit Committee and Board of Directors’ Approval

The Audit Committee and Board of Directors stated in their approval of the proposed grant of Options to Mr. Wyler and that the proposed grant is intended to compensate Mr. Wyler for his service as Chief Executive Officer and President of the Company, and in particular, for the successful signing of the asset purchase agreement for the sale of the Company's video technologies business to Optibase Technologies Ltd. (see Proposal No. 1 above) and the entering into the real estate transactions by the Company. The Options proposed to be granted to Mr. Wyler are intended to encourage him to continue his contribution for the development of the Company. The Audit Committee and Board of Directors further stated that the terms of grant are reasonable under the circumstances taking into consideration, among other things, the overall compensation paid to Mr. Wyler for his services. In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed grant is to the Company's benefit.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant of 200,000 options to Mr. Shlomo (Tom) Wyler, the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company under the Company's 1999 Israeli Share Option Plan, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 2 business days before the Meeting.

By Order of the Board of Directors, Shlomo (Tom) Wyler, Chief Executive Officer and President

March 29, 2010

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL
GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2010

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shlomo (Tom) Wyler, Amir Philips and Ilana Danel, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on April 7, 2010 at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, 7 Shenkar St., 2 Gav Yam Center, Herzliya, Israel, on Thursday, May 6, 2010, at 10 a.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed.  To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals (except for Proposal No. 3) and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒ Please mark your votes as in this example.

Proposal 1:

Approval of the asset purchase agreement entered into on March 16, 2010 by and between the Company, Optibase Inc. and Optibase Technologies ltd., a subsidiary of S.A. VITEC (also known as Vitec Multimedia), for the sale of the Company's video technologies business.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 2:

Approval of the compensation terms of Mr. Danny Lustiger, a director of the Company.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Proposal 3:

Approval of a grant of 200,000 options exercisable into 200,000 ordinary shares NIS 0.13 nominal value each of the Company to Mr. Tom Wyler, the Company's Chief Executive Officer and President, who is also considered the controlling shareholder of the Company, under the 1999 Israeli Share Option Plan.

FOR	AGAINST	ABSTAIN

☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 3? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 3.)

YES	NO

☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2010

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.